SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                                      First Quarter 2003 Results
                                                                     May 9, 2003

                    AMBEV REPORTS FIRST QUARTER 2003 RESULTS

São Paulo,  May 9, 2003 - Companhia de Bebidas das Américas - AmBev [NYSE:  ABV,
ABVc and BOVESPA:  AMBV4,  AMBV3], the world’s fifth largest brewer and Brazil’s leading beverage company, today announced its results for the first quarter 2003
(1Q03).  The following  financial and operating  information,  unless  otherwise indicated,  is presented in nominal Reais  pursuant to Brazilian  Corporate Law.
AmBev’s  Brazilian  Operations is comprised of the Brazilian  Beer Segment,  the
Brazilian  Soft  Drinks  and  Nanc  Segments  and the  Others  Segment.  AmBev’s
Consolidated  Operations is comprised of AmBev’s  Brazilian  Operations  and its
International Operations, which includes AmBev’s 40.5% stake in Quinsa and other
International Operations (notably Venezuela and, exceptionally this quarter, one month of operations of the Southern  Cone beer assets that were  transferred  to
Quinsa on January 31st).  Comparisons,  unless  otherwise  stated,  refer to the first quarter of 2002 (1Q02).

OPERATING AND FINANCIAL HIGHLIGHTS

-    EBITDA  for the  Brazilian  operations  grew by 25.1% to  R$637.2  million;
     EBITDA  margin  grew by 340  basis  points to 35.9%,  despite  the  massive depreciation of the currency yoy
-    AmBev’s  consolidated  EBITDA reached  R$677.1  million,  26.1% higher than pro-forma first quarter 2002
-    Brazilian  beer market share jumped to 69.4% in March  compared to 67.1% in
     December 2002
-    Brazilian beer sales volume grew 5.4%; net sales/hl rose 8.7% to R$100.7
-    Net sales for the  Brazilian  operations  grew  13.2%,  reaching  R$1,776.6 million
-    While the  overall  soft drink  sales  volume  declined  by 4.0%,  our core portfolio  grew by 7.0%; net sales/hl  increased by 21.2% to R$67.6;  Pepsi
     Twist already accounts for 12.0% of our CSD sales mix
-    Out of our  target  to cut  cost and  expenses  in real  terms  by  between
     R$150.0-R$200.0  million in 2003,  the company  reduced  cash COGS and cash
     SG&A by R$76.3 million and R$78.5 million, respectively, in 1Q03 yoy.
-    EPADR was R$1.34, or US$0.38, for the first quarter

--------------------------------------------------------------------------------
Table 1: Financial Highlights                                                %
R$ millions                         1Q03              1Q02*               change
--------------------------------------------------------------------------------
AmBev - Brazilian Operations *
Net Sales                        1,776.6            1,569.3                13.2%
Gross Profit                       902.8              798.9                13.0%
EBIT                               484.9              356.1                36.1%
EBITDA                             637.2              509.5                25.1%
--------------------------------------------------------------------------------
AmBev - Consolidated
Net Sales                        1,985.2            1,783.9                11.3%
Gross Profit                     1,002.2              890.7                12.5%
EBIT                               498.7              365.6                36.8%
EBITDA                             677.1              537.2                26.1%
Net Income                         509.0                 NA                   NM
EPADR (R$/ADR)                      1.34                 NA                   NM
EPADR (US$/ADR)                     0.38                 NA                   NM
--------------------------------------------------------------------------------
Values may not add due to rounding. NA Not Available. NM Not Meaningful. Average exchange rate used for 1Q03 is RS3.49=US$1.00 for 1Q02 is R$2.35=US$1.00.  Total
number of shares as of March 31st, 2003 = 38,620,729,743.  Shares in treasury on the same date amounted to 503,821,239  including shares held by CBB in treasury.
Per share  calculation  based on  number  of  existing  shares  minus  shares in treasury. * Pro-forma figures.

Comments from Marcel Telles, Co-Chairman of AmBev’s Board of Directors:

“Once more AmBev’s  Brazilian  operations  reported  double digit EBITDA growth.
Despite the significant  yoy  depreciation of the local currency with its impact on  dollar-linked  variable  costs and the increase in taxation,  EBITDA grew by
25.1% yoy. Such  performance is evidence  again of the  successful  execution of
AmBev’s  long-term  strategy.  On the revenue  management  front, we continue to successfully shift our mix towards higher  contribution margin products such as:
Skol and Bohemia on the beer segment  and,  Guaraná and Pepsi on the soft drinks segment.  We are also  evolving  in our  strategy  to improve  distribution  and execution. For instance, we installed close to 27,000 additional coolers through
April,  as part of our strategy to improve  execution  and dominate the point of sale.  On the cost and expenses  front,  we continue to work hard to improve our performance  on a daily basis,  as we work day after day to become the most cost efficient  producer.  Out of our commitment of generating  savings in real terms between  R$150.0-R$200.0  million  during 2003,  we achieved  R$76.3  during the quarter in cost savings  (COGS) and R$78.5  million in SG&A  savings,  partially offsetting the impact of the  depreciation  of the currency (48.5% yoy using the average  exchange rate) and  inflationary  pressures  (IPCA reached 15.4% in the period).  It is worth  mentioning  that  this  strong  performance  was  already expected  to be  concentrated  in the  first  half of 2003,  and that we are not changing our original commitment at this stage.

Despite our initial  expectations of growing beer sales volumes by approximately
10.0% in the first quarter of 2003 yoy, bad weather in March negatively impacted our initial expectations,  resulting in a 5.4% growth yoy. After reporting sales volume  growth of 11.6% yoy for the first two months of the year,  lower average temperatures  in March  translated  into a 6.2% yoy  decline in  volumes.  Sales volumes of draft  beer,  for  instance,  which are highly  impacted  by weather, declined by close to 22.0% in March yoy. During that month, average temperatures in Brazil  were below the average  temperatures  in the same period for the last four  years.  The good news is that  sales in April 2003 were up 3.4% yoy and we remain  confident in beating our volume goals for the year.  AmBev has the right tools and the right people to reach its long-term targets.

Regarding our International Operations, we are very pleased with our performance and excited with the prospects going forward. International operations generated an  EBITDA  of  R$39.9  million  in  the  quarter,  with  Quinsa’s  proportional consolidation  contributing  with R$39.2 million.  We remain  confident that the combination  of the best  people  and best  processes  between  Quinsa and AmBev should generate  significant  synergies not only on the cost and expenses front, but also on the revenue management front.”

IMPORTANT NOTES TO DISCLOSURE POLICY

Consolidation of Quinsa:  First quarter 2003  consolidated  results will for the first  time  include a  proportional  consolidation  of Quinsa  results,  as the closing of the strategic alliance between AmBev and Quinsa took place on January
31st,  2003.  Quinsa’s  results,  as discussed in the  International  Operations segment,  will  include  two  months -  February  and  March - of the  company’s operations, including AmBev’s Southern Cone beer assets that were transferred to
Quinsa as part of the  transaction.  AmBev’s  consolidated  result will include, line by line,  its 40.5%  economic  interest  in  Quinsa.  In order to allow for comparability,  we constructed a pro-forma consolidated income statement for the first quarter 2002 up to EBITDA based on the same criteria.

Operating  Performance by Business Segment:  From the first quarter 2003 onwards
AmBev’s  quarterly results will be grouped in four segments,  namely:  Brazilian
Beer Business;  Brazilian Soft Drinks and  Non-Alcoholic  Non-Carbonated  (Nanc)
Businesses,  Other Products and  International  Operations.  The analysis of the first three segments provides  information about the Brazilian operations (AmBev
Brazil),  whilst  the  analysis  of the  International  Operations  provides  an overview about our investment in Quinsa and our other operations  abroad (mainly
Venezuela  and in the future also  Guatemala and Peru;  moreover,  exceptionally this quarter,  one month - January - of operations of the Southern Cone assets).
We believe  that this new  disclosure  policy is important  given the  different operating  environments  among  Brazil and the other  countries  in which  AmBev operates.  It is worth  mentioning that the impact of this change is very small.
In order to  accommodate  for this  change,  the EBITDA of R$513.9  million that
AmBev originally reported back in 1Q02 was reduced by dismal R$4.4 million (less than 1.0% of reported  EBITDA in the press release of first quarter 2002).  This
R$4.4 million EBITDA was transferred to the segment AmBev’s Other  International
Operations.

On the other hand, as already  communicated  to the market in our fourth quarter press release and conference  call, the Brazilian CSD Business was combined with the  Brazilian  Nanc  Business  in the first  quarter  2003.  In order to assure comparability, we are providing pro-forma figures for the first quarter 2002. As a result of this change, we are also adjusting the Other Products Brazil segment accordingly  for the first  quarter 2003 and the year ago quarter.  We apologize for these changes, but we expect they should facilitate overall disclosure going forward.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Business

EBITDA in the  Brazilian  Beer  segment  reached  R$580.5  million  in the first quarter 2003,  representing a 23.8% growth yoy. AmBev’s strong  performance is a combination  of: 1) top line growth;  2) the  company’s  successful  strategy of partially  offsetting the increase in variable  costs  associated to the massive depreciation of the currency yoy - the average  exchange rate was R$3.49 in 1Q03 versus  R$2.35  in  1Q02,  implying  a  48.5%  depreciation  - and  inflationary pressures (IPCA reached 15.4% yoy); and 3) a reduction in SG&A expenses.

--------------------------------------------------------------------------------
Beer Brazil 1Q03 Highlights

  Sales Volume                                                             +5.4%
  Net Sales/hl                                                             +8.7%
  Gross Profit                                                            +14.6%
  EBITDA                                                                  +23.8%
  EBITDA/hl                                                               +17.4%
  EBITDA margin                                                            41.0%
  Market Share*                                                          +2.3 pp
--------------------------------------------------------------------------------
* Versus December 2002.

Net sales rose by 14.5% to R$1,417.0  million from R$1,237.2 million in the same period last year. Net sales per hectoliter reached R$100.7,  up 8.7% from R$92.7 in the  previous  quarter and volumes rose by 5.4% yoy. The 8.7% yoy increase in net sales per hectoliter is not only a consequence of the price  adjustment that
occurred  in  late  October  2002  to  compensate   for  the  effect  of  higher
dollar-linked  variable costs,  but also the result of other  strategic  revenue management initiatives executed by the company. In line with AmBev’s strategy to improve revenues and drive profitability, the sales mix of the company continues to improve.  In the  mainstream  segment,  Skol  accounted  for 57.0% of volumes during the quarter versus 54.0% in the year ago quarter.

Sales growth of the Bohemia super premium brand continues to exceed sales growth of our mainstream brands, and Skol Beats, whose contribution  margin is twice as high as Bohemia’s, continues to perform well.

Notwithstanding,  there  was  also  an  increase  in the  proportion  of  direct distribution,  which accounted for 27.8% of sales this quarter,  versus 25.9% in the first quarter 2002. Despite the positive performance concerning revenues per
HL yoy,  in  regards  to 4Q02 there was a 1.3%  sequential  decline,  attributed primarily to higher  taxation  (please note that the full impact of the increase in taxes was in effect for the entire  quarter,  which was not the case in 4Q02;
moreover,  some states also raised taxes in early 2003). Moreover, net sales per
HL were also negatively impacted by a change in the sales mix towards returnable bottles (which contribute lower revenue per HL, but higher  profitability)  and, lower direct sales relative to 4Q02 - 29.4% versus 27.8% in 1Q03.

Sales  volume grew by 5.4% yoy, but fell short of AmBev’s  initial  expectations due to bad  weather,  as already  discussed by our  Co-Chairman  of the Board of
Directors in its initial remarks. The good news is that sales in April 2003 were up 3.4% yoy, increasing our confidence that our targets for 2003 will be met. As anticipated, market share in March reached 69.4% versus 67.1% in December 2002.

Cost of goods sold per hectoliter  excluding  depreciation (cash COGS) increased by 14.1% to R$39.7.  The increase in cash COGS is primarily a consequence of: 1)
the  depreciation of the Brazilian  currency  between the first quarter 2003 and the  first  quarter  2002;  2) the  price  increase  of some  dollar-denominated commodities  (notably  corn);  and 3) to a lower extent to the increase in other indirect  production  costs  (e.g.  electricity  and oil).  The  impact of these factors was partially  compensated by AmBev’s  strategy and commitment to reduce
COGS and expenses in real terms by between  R$150.0  million and R$200.0 million in  2003  (discussed  in  details  later  on),  by the  price  decrease  of some dollar-denominated  commodities  (hops and aluminum) and, to a lower extent,  by some inventory carry-over effect.

Selling,  general and administrative expenses (including direct distribution and depreciation)  reached  R$341.5  million  in the  quarter,  5.1%  lower than the
R$360.0 million reported in the first quarter 2002. The decline in SG&A expenses is the  result of a  combination  of  factors,  namely:  1) lower  expenses  for promotions in supermarkets;  2) higher marketing rebates from  distributors;  3)
lower  provisions for bad debt; 4) lower than anticipated  sales volumes,  which resulted in lower  allocation  of  marketing  expenses in the quarter  given the seasonality  curve;  and 5)  savings  resulting  from  the  streamlining  of the company’s  operations  following the  introduction of its Shared Service Center.
Depreciation and amortization  rose 13.2% due to continued  investment in direct distribution and sub-zero beer cooler placements.

EBIT totaled R$457.3 million,  35.7% higher then the R$336.9 million reported in the 1Q02.  EBIT margin was 32.3%,  504 basis points above the 27.2% in the first quarter 2002. EBITDA grew 23.8%,  reaching R$580.5 million with an EBITDA margin of 41.0%.  Brazilian  beer  EBITDA  accounted  for 91.1% of the total  EBITDA of
Brazilian  operations  versus  92.0% in the first  quarter of 2002.  Considering
AmBev’s  total  consolidated   EBITDA  (Brazilian   Operations  +  International
Operations),  Brazilian  beer EBITDA  accounted  for 85.7% in the first  quarter
2003.

Brazilian Soft Drinks (CSD) and Non- Alcoholic Non-Carbonated Beverages (Nanc)

Note:  As  previously  mentioned,  starting in the first quarter 2003 AmBev will combine Brazilian Soft Drinks (CSD) and Non-Alcoholic  Non-Carbonated  Beverages
(Nanc) in the same  segment.  The first  quarter 2002 was adjusted  accordingly.
However,  in order to facilitate  the analysis of the events of the quarter,  we will disclose both operations separately.

Soft Drinks (CSD)

Soft drinks’ profitability  continues to improve as a result of AmBev’s strategy to focus on the right  few,  while  concentrating  sales of higher  value  added products.  EBITDA in the quarter  reached R$35.7  million,  representing a 66.5%
increase yoy.  EBITDA  margin in the quarter  achieved  12.6%,  379 basis points above the year ago quarter.  Despite significant  currency  depreciation and the increase in some costs (notably sugar), profitability was positively affected by
AmBev’s  strategy to reduce the price gap to the market  leader and its focus on the Guaraná and Pepsi portfolios.

In the first quarter, overall sales volumes declined by 4.0% yoy, however, sales volumes of the Guaraná  Antarctica and the Pepsi families rose 7.0% in the first quarter of 2003  relative to the same period of 2002.  Market  share in the soft drinks segment  declined  slightly to 15.8% in March 2003,  down 20 basis points versus the prior quarter.  However,  market share of Guaraná  Antarctica at 8.0%
this first quarter was slightly up relative to December  2002, and Pepsi’s share grew to 5.3% from 4.8% due to the Pepsi Twist effect.

--------------------------------------------------------------------------------
CSD + Nanc 1Q03 Highlights

CSD
Guaraná + Pepsi (vol)                                                      +7.0%
Total CSD volume                                                           -4.0%
Net Sales/hl                                                              +21.2%
Gross Profit                                                               +5.8%
EBITDA                                                                    +66.5%
EBITDA/hl                                                                 +73.4%
EBITDA margin                                                              12.6%
                                                                         +3.8 pp
Nanc
Total CSD volume                                                          -11.9%
Net Sales/hl                                                              +20.5%
Gross Profit                                                              +34.9%
EBITDA                                                                      n.m.
EBITDA/hl                                                                   n.m.
EBITDA margin                                                              13.0%
--------------------------------------------------------------------------------

Net sales per  hectoliter  in the  quarter  grew 21.2% to R$67.6.  In regards to
4Q02,  net  sales  per HL  rose  by  4.8%  as we  followed  the  price  increase implemented by our competitor.

Cost of goods sold per hectoliter, excluding depreciation, increased by 28.6% to
R$46.7,  mainly driven by the increase in  dollar-linked  costs (primarily sugar and PET Resin),  following the massive  depreciation of the currency between the first  quarter 2003 and the first quarter 2002 and, to a lower extent due to the increase in other indirect  production  costs (e.g.  electricity and oil). It is important  to highlight  that  AmBev’s  strategy to reduce costs and expenses in
2003 relative to 2002 partially mitigated these negative factors.

Selling,  general and administrative expenses (including direct distribution and depreciation)  reached R$70.3  million in the quarter,  an amount that is fairly stable relative to the R$69.6 million figure reported in the first quarter 2002.
A decline in selling expenses (marketing and trade expenses) compensated for the effect of an increase in depreciation.

EBIT for the segment this quarter was R$9.4 million, up 62.8% from R$5.8 million last year.  EBITDA was R$35.7  million  compared to R$21.4  million in the first quarter of 2002.

Non-Alcoholic Non-Carbonated Soft Beverages (Nanc)

NANC net sales rose 6.2% to R$ 39.2 million in the quarter versus R$36.9 million in the first quarter of 2002.  Although sales volumes declined by 11.9%,  mainly due to a decline in the sales of Marathon and Lipton Ice tea,  better prices per
HL (20.5%) compensated for this effect.

EBITDA  reached R$5.1 million in the first quarter 2003,  compared to a negative
EBITDA of R$ 0.1 million in the first  quarter 2002.  This  positive  result was driven primarily by Gatorade.

Other Products Brazil

Note: As previously mentioned,  starting in the first quarter 2003 AmBev decided to move  Nanc  from the  Other  Products  segment  to the CSD and  Nanc  segment
(discussed before).  The figures discussed below for 1Q03 and 1Q02 were adjusted accordingly.

This segment is composed of malt sales to third parties and  by-products  sales.
Net sales for the first quarter of 2003 amounted to R$37.0 million,  28.4% below the same period  last year,  basically  due to the  removal of Bavaria  from our portfolio and lower sales of malt to third parties. EBITDA from this segment was
R$16.0  million  versus R$19.2 million in the first quarter 2002. The decline in the EBITDA is related to lower sales of malt to third parties.

International Operations

Note:  As  previously  mentioned,  starting in the first  quarter  2003  AmBev’s international  operations will reflect its proportional  stake (40.5%) in Quinsa as well as AmBev’s other international operations,  notably Venezuela and in the near future  Guatemala  and Peru. As the  strategic  alliance  between AmBev and
Quinsa was closed on January  31st,  2003,  Quinsa’s  first quarter 2003 results discussed  below  include  two months of  operations  - February  and March - of
AmBev’s Southern Cone beer assets that were  transferred to Quinsa.  Please note that 1Q02 financials  were adjusted by the “minorista”  inflation up to 1Q03 and then converted into US dollars by the  prevailing  exchange rate.  Exceptionally this quarter, AmBev’s other international operations will also include one month of operations - January - of its Southern Cone beer assets.

Quinsa Beer

Quinsa’s beer volumes reached 2,613,000 in the first quarter 2003 representing a
1.9% volume  growth yoy.  Although the  comparison  basis (1Q02) in Argentina is weak,  sales were up by  approximately  5.3% yoy,  evidencing that the situation continues to improve after bottoming in 2002. Sales volumes in Bolivia were also up by 15.4% yoy, despite the sluggish economic  environment.  On the other hand, sales  volumes in Paraguay and Uruguay  continue to  negatively  impact  overall sales volumes,  basically still as a consequence of the spill over effect of the
Argentinean situation.

Net revenues in the first quarter 2003 reached  US$37.8  million,  nearly stable relative to the year ago quarter.  Despite the significant  depreciation of some currencies  (notably in Argentina),  the combination of local prices  increasing approximately in line with inflation and in some cases above  inflation,  and an improvement  in the sales mix resulted in net revenues per HL almost  stable yoy at US$31.9 in the first  quarter  2003.  In  Argentina,  for  instance,  revenue management initiatives are already yielding very favorable results, as evidenced by the  repositioning of the price of the Brahma brand and the increase in sales of the higher  marginal  contribution  Quilmes  Cristal  brand  vis-à-vis  other brands.

--------------------------------------------------------------------------------
International Beer Highlights*

                                                      1Q03      1Q02%
Sales volume (000 hl)
Quinsa Beer                                          2,613     2,565       +1.9%
Quinsa CSD                                           1,028     1,018       +0.9%
Venezuela                                              219       352      -37.7%

Net sales per hl (US$/hl)
Quinsa Beer                                           31.9      32.0       -0.3%
Quinsa CSD                                            24.1      24.5       -1.7%
Venezuela                                             48.6      52.7       -7.8%

* Sales volume and revenues/hl correspond to the full Quinsa operation.  However
AmBev just  consolidates  its  proportional  stake (40.5%).  Sales for Venezuela exclude soft drinks.
--------------------------------------------------------------------------------

The gross margin of the Beer segment improved to 53.0% in the first quarter 2003 from 48.3% in the year ago quarter.  The  improvement  is  primarily  related to abnormally high inventory costs in 1Q02. As Quinsa’s  functional  currency is US dollars,  after the devaluation of the Argentinean Peso in 2002, the company was carrying some expensive inventories, given that they were built-up before of the devaluation.  In a nutshell,  Quinsa’s 1Q02 COGS were  abnormally  high and this situation normalized during the first quarter 2003.

Cash SG&A as a percentage  of net sales  declined to 30.4% in the first  quarter
2003 from 30.9% in the first  quarter  2002.  The decline in SG&A  expenses is a result of expense  savings related to the integration of the soft drinks and the beer businesses  (except for the sales force, the remaining  structure have been merged) and lower labor and personnel expenses.

EBITDA for Beer reached US$11.1  million  (R$37.1  million) in the first quarter
2003  versus a  pro-forma  of US$8.6  million  (R$29.0  million) in the year ago quarter. The EBITDA margin reached 32.8% versus 26.1% in the first quarter 2002.
In  Brazilian  currency,  EBITDA  for the  segment  represented  5.4% of AmBev’s consolidated EBITDA.

Quinsa Soft Drinks

Quinsa’s  soft drinks  volumes  reached  1,028,000 HL in the first  quarter 2003 representing  a 0.9% volume  growth yoy.  Although  sales volume growth is weak, mainly as a result of the weak  comparison  basis,  it is important to highlight that growth has been  concentrated in higher value added brands such as Seven-Up and Pepsi,  where  Quinsa has  focused its  efforts,  and thus its brand mix has improved significantly.

Net revenues in the first quarter 2003 reached  US$10.0  million,  nearly stable relative to the year ago quarter.  Net  revenues  per HL in US$ dollars  reached
US$24.1 in the first  quarter  2003,  slightly  lower  (1.7%)  than in the first quarter 2002. In nominal terms prices increased above inflation:  however, given the  significant  depreciation  of the currency,  in US dollars,  revenue per HL declined.  Management maintains its strategy of focusing on A-Brands and product innovation  (e.g.  sales of the returnable 1.25 liter  presentation  continue to progress well), which should continue to drive revenues in local currency.

The gross margin of soft drinks slightly  improved to 28.9% in the first quarter
2003 from 28.3% in the year ago quarter, as the result of the company’s strategy to increase sales products that contribute  higher margins and the normalization of inventory costs in Argentina,  as explained in the Beer segment. Cash SG&A as a percentage  of net sales tumbled to 27.4% in the first quarter 2003 from 35.1%
in the first quarter 2002. As discussed above, the decline in SG&A expenses is a result of expenses savings related to the integration of the soft drinks and the beer businesses.

EBITDA for soft  drinks  reached  US$0.6  million  (R$2.1  million) in the first quarter 2003 versus a pro-forma loss of US$0.4 million  (R$1.30  million) in the year ago quarter.  The EBITDA  margin  reached 6.3% versus  negative 3.8% in the first quarter  2002.  EBITDA for the segment in Brazilian  currency  represented less than 1.0% of AmBev’s consolidated EBITDA.

We remain confident that the transaction with Quinsa will result in synergies in the  neighborhood  of about  30% of the  combined  EBITDA in  Quinsa’s  markets, principally  stemming  from  the  areas  of:  1)  logistics;  2)  personnel;  3)
marketing;  4) sales; 5) global sourcing; and 6) the cross fertilization of best practices at both companies and revenue management.

Other International Operations

Sales volume in Venezuela tumbled by 37.7% in the first quarter 2003 relative to the same period of 2002.  Our operations  continue to be negatively  impacted by the  economic  environment  prevailing  on that  country,  as  evidenced  by the national  strike that occurred  between  December  2002 and February  2003. As a consequence  of this weak sales  performance,  despite an  increase in prices in local  currency by  approximately  40% by the end of February to compensate  for higher costs, net sales declined by 42.0% to US$11.4 million.  However,  as part of  the  company’s  strategy  to  keep a  tight  grip  on  costs  and  expenses, profitability  improved.  First quarter EBITDA in Venezuela was US$0.3  million.
Direct sales accounted for 83.4% of total sales,  compared to 80.1% in the first quarter of 2002. Market share in Venezuela was at 7.0% in March 2003.

AMBEV -- CONSOLIDATED RESULTS

Consolidated   Results:  The  combination  of  AmBev  Brazil  and  International
Operations  results in AmBev’s  consolidated  financials.  Income statements are provided for AmBev’s  Brazilian  operations as well as for AmBev’s  consolidated operations (including International Operations).

--------------------------------------------------------------------------------
Table 2: Geographical                           Definition
--------------------------------------------------------------------------------
AmBev Brazil (1)                 Beer Brazil + Soft Drinks & Nanc Brazil
                                             + Other Products
International Operations (2)   2 months of Quinsa (inc. Southco)(b) + 1 month of
                                        Southco + 3 months of Venezuela
AmBev Consolidated=(1)+(2)
--------------------------------------------------------------------------------
(b) Southco stands for AmBev’s beer and CSD operations in Argentina, Uruguay and
Paraguay.  These assets were run by AmBev until January 2003, being  transferred to Quinsa after the conclusion of the strategic alliance.

Net Sales

Net  sales  for the  Brazilian  operations  during  the  quarter  rose  13.2% to
R$1,776.6  million  due to a  combination  of higher  sales  volumes in the beer business  and an  increase  in revenues  per HL for beer and soft  drinks.  Such increases are not only the result of higher  prices,  but also a consequence  of
AmBev’s revenue  management  initiatives,  which encompass an improvement in the sales mix in the mainstream beer segment, in the super premium segment and, also an increase in sales of AmBev’s core soft drinks.  Revenues also  benefited from an increase in direct distribution yoy.

Net revenues for international  operations  declined by 2.8% yoy, basically as a consequence of the difficult economic conditions in Venezuela.

Consolidated net revenues  reached  R$1,985.2  million in the quarter,  up 11.3%
relative to the same period of 2002.

--------------------------------------------------------------------------------
Net Sales                                                                    %
R$ millions                        1Q03                 1Q02              Change
--------------------------------------------------------------------------------
Beer Brazil                     1,417.0              1,237.2               14.5%
Soft Drinks and NANC              322.5                280.4               15.0%
Others                             37.0                 51.7              -28.4%
Total Brazilian Operations      1,776.6              1,569.3               13.2%
International Operations          208.6                214.6               -2.8%
TOTAL - AmBev Consolidated      1,985.2              1,783.9               11.3%
--------------------------------------------------------------------------------
Values  may not add  due to  rounding.  Revenues  for  International  Operations include one month of operations of AmBev’s Southern Cone Assets, three months of operations in Venezuela and Quinsa’s  proportional  consolidation for the months of February and March.

Cost of Goods Sold

Total cost of goods sold, excluding  depreciation,  for the Brazilian Operations increased  by 18.4% to  R$804.2  million  in the first  quarter  of 2003  versus
R$679.4 million in the year ago quarter (on a per hectoliter  basis,  total cost of goods sold  excluding  depreciation  was R$43.1,  15.2% higher than the first quarter of 2002).  Raw material cost per  hectoliter  increased by 12.2% yoy and packaging  costs per HL  increased  by 13.1%.  On top of that,  the company also experienced a yoy increase in other costs, including fuel, energy and others.

The major contributor to the increase in cash COGS was the impact of the massive depreciation  of the  currency on  dollar-linked  variable  costs and to a lower extent,  some  inflationary  pressures.  The  depreciation of the currency has a natural  negative impact on dollar-linked  raw materials,  such as malt and hops for beer and sugar for soft drinks,  and packaging  costs (PET and Cans),  while the inflation  pressures some local currency costs. These effects combined could have  impacted  our cash COGS by  R$191.4  million.  By adding to the  potential increase  in cash COGS the  actual  effects  of the  change in our sales mix and higher sales volumes yoy, COGS would have increased by additional  R$9.7 million to R$201.1  million yoy.  However,  the  effective  cash COGS  increased by only
R$124.7 million in absolute  terms.  This results from the fact that the company already started to capture the R$150.0-R$200.0 million in costs/expenses savings in real terms - discounting  the  depreciation  of  the currency and inflation -
projected  for the year.  Out of this amount,  during the first quarter 2003 the company was able to capture real cost savings of R$76.3 million (the  difference between the theoretical cost increase of R$201.1 million and a real cash COGS of
R$124.7 million) through several initiatives, which include: 1) the reduction of prices of raw material, packaging and utilities through negotiation, development of new national and international  suppliers,  tolling  operations,  and the use alternative  / substitute  materials;  2) the review / change of SPECs to reduce costs while  keeping high  quality  standards;  3) the  reduction of fixed costs through  centralization  and  optimization  of  plants’  activities;  4) a  7.5%
increase  in the  efficiency  of the  packaging  lines  through  more  efficient maintenance and better management;  and (5) a reduction in direct labor costs of
18.1%  yoy  due  to  further  streamlining  of  the  company’s  plants,   higher
efficiency, and lower turnover.

Depreciation  per hl  declined  by 25.6% in the quarter yoy as the result of the closing of some  production  lines and soft drinks plants that  occurred  during
2002. It is worth mentioning that in the first quarter 2003, we produced roughly the same volume of soft drinks and NANCs as in first quarter 2002 despite having closed three CSD plants over 2002.

Total COGS for international  operations  declined by 11.1% yoy,  basically as a consequence of the reduction in COGS verified in Quinsa’s operations.

Consolidated  COGS reached R$982.9 million in the quarter,  up 10.0% relative to the same period of 2002. Consolidated COGS per HL increased by 7.9%.

--------------------------------------------------------------------------------
 Cost Breakdown                                                              %
 R$/hl                              1Q03               1Q02               Change
--------------------------------------------------------------------------------
Brazilian Operations
 Raw Material                      13.0                11.6                12.2%
 Packaging                         20.8                18.4                13.1%
 Labor                              2.5                 3.1               -18.0%
 Depreciation                       3.7                 5.0               -25.6%
 Other                              6.8                 4.4                55.4%
 Total - Brazilian Operations      46.9                42.5                10.4%
 Cost of Goods Sold Excluding
 Depreciation (Brazil)             43.1                37.5                15.2%
--------------------------------------------------------------------------------
International Operations           55.5                59.7                -7.0%
TOTAL - AmBev Consolidated         47.7                44.2                 7.9%
--------------------------------------------------------------------------------
Values may not add to rounding.  COGS per Hl for  international  operations  are based on our  pro-proportional  consolidation of Quinsa, three months of volumes for Venezuela and one month of sales for Southco assets.

--------------------------------------------------------------------------------
 Cost Breakdown                                                              %
 R$ millions                        1Q03                1Q02              Change
--------------------------------------------------------------------------------
Brazilian Operations
 Raw Material                      243.2               211.0               15.3%
 Packaging                         387.6               333.5               16.2%
 Labor                              47.1                55.9              -15.7%
 Depreciation                       69.6                91.0              -23.5%
 Other                             126.3                79.1               59.7%
 Total - Brazilian Operations      873.8               770.3               13.4%
 Cost of Goods Sold Excluding
 Depreciation (Brazil)             804.2               679.4              18.4%
--------------------------------------------------------------------------------
International Operations           109.1               122.8              -11.1%
TOTAL -- AmBev Consolidated        982.9               893.2               10.0%
-------------------------------------------------------------------------------
Values may not add to rounding.  COGS for international  operations are based on our  pro-proportional  consolidation  of Quinsa,  three  months of  volumes  for
Venezuela and one month of sales for Southco assets.

Operating Expenses

Selling, General and Administrative Expenses

Selling,  general and administrative  expenses for the Brazilian operations were
5.6% below the same period last year. The major  contributor  for the decline in
SG&A expenses was a  significant  reduction in selling  expenses,  which totaled
R$122.2  million,  a reduction of 33.1% (R$60.4  million)  relative to the first quarter  2002.  The decline in selling  expenses is a  consequence  of: 1) lower expenses for promotions in supermarkets  resulting from new agreements with some chains and more  efficient  investments;  2) higher  merchandising  rebates from third-party distributors, given that sales volumes increased yoy; 3) a reduction in expenses for our annual  conference with third party  distributors;  4) lower bad debt  provisions;  and 5) a decline in  marketing  expenses due to the lower allocation  of  marketing  expenses  in the quarter  given  lower than  expected volumes (R$4.0  million  approximately).  Administrative  expenses fell 4.5% (or
R$3.8 million) to R$81.6 million still as a consequence of the  introduction  of the Shared Services Center.

It is worth  mentioning that out of the R$64.2 million decline in cash SG&A yoy, approximately  R$27.0  million  shall be  expensed  going  forward.  The balance
(R$37.2 million),  is the result of the company’s  commitment to reduce COGS and
SG&A in real terms by between by R$150.0-R$200.0  million in 2003. By adding the impact of inflation to this amount,  the decline in SG&A  expenses  increases to
R$78.5 million in real terms. The decline in these expenses was already expected to be concentrated during the first half of the year due to easier comps (recall that SG&A expenses in 2002 declined during the second half).

SG&A expenses for the  International  Operations were 2.8% above the same period last year.

Depreciation and amortization for the Brazilian  operations rose 31.9% to R$82.8 million due to the  expansion  of our direct  distribution  network and sub-zero cooler placement at strategically  located and high volume points of sale. Up to
April, close to 27,000 coolers were installed by the company.

Depreciation expenses for the International Operations were 55.4% above the same period last year.

Consolidated SG&A reached R$503.5 million in the quarter,  down 4.3% relative to the same period of 2002.

Direct Distribution Expenses

Direct distribution for Brazilian  operations accounted for 33.0% of total sales volume  during the quarter,  compared to 32.4% during the same period last year.
Direct  distribution  expenses in Brazil were R$131.4 million in the quarter, or
17.3%  above  the  year-ago  quarter.  Domestic  direct  distribution  cost  per hectoliter reached R$21.6 in the quarter,  14.9% above the R$18.8 per hectoliter registered  in the first  quarter of 2002.  The increase in direct  distribution costs per HL is a function of higher freight costs and, the increase in sales to bars and restaurants,  which present a higher  distribution cost per HL relative to distribution to supermarkets.

Direct distribution cost for International Operations remained almost stable yoy at R$11.6 million.

Consolidated  direct  distribution costs reached R$143.0 million in the quarter, up 15.7% relative to the same period of 2002 due to the factors discussed above.

Provision for Contingencies

First quarter  provisions for the Brazilian  operations  totaled R$18.3 million.
This  amount is  primarily  composed  of a R$13.0  provision  for the COFINS tax related  to a dispute  regarding  whether  financial  income is  subject to tax.
Provisions for contingencies for International  operations totaled R$7.7 million related to due taxes in Argentina.

Other Operating Income, Net

Net other  operating  expenses for the Brazilian  operations  during the quarter totaled  R$77.0  million.  This amount is primarily  composed of R$67.2  million related to foreign  exchange  variation of AmBev’s  investments in international
operations  -  Quinsa   contributed   with  R$43.1  million,   while  the  other
international  operations  (Venezuela  and AmBev’s  malting  plants) made up the difference  - as the  Brazilian  currency  appreciated  during the quarter  and,
R$49.5 million of goodwill amortization (Antarctica,  Cympay, Salus and Quinsa).
These  negative  effects were  partially  compensated  by a R$39.4  million gain related to tax incentives that some of AmBev’s subsidiaries realized.

Regarding International  Operations,  there was a R$21.7 million gain attributed to the effect of the  appreciation of some  currencies,  notably the Argentinean
Peso,  vis-à-vis the US dollar, which resulted in a positive effect in the value of our investments when converted into local currency.

Financial Income and Financial Expenses

AmBev’s Brazilian  operations  foreign currency exposure remains fully protected by hedging  transactions,  which involve cash investments in U.S.  dollar-linked assets, as well as the use of swaps and derivatives.  As was the case already in
4Q02,  during the last three months  (first  quarter),  the US dollar coupon for securities  maturing in 2008 decreased from 21.7% p.a. to 14.2% p.a. and, the US dollar coupon for securities  maturing in 2004 decreased from 20.5% p.a. to 8.8%
p.a., causing a significant gain when marking these securities to market.

--------------------------------------------------------------------------------
Breakdown of Net Financial Result
R$ millions                                                1Q03             1Q02
--------------------------------------------------------------------------------
Financial income
      Financial income on cash and cash equivalents      62,743           80,415
      Foreign exchange gains (losses) on assets        (25,691)            1,672
      Swap and forward activities                       298,018           10,713
      Interest on taxes, contributions and deposits      20,094            6,511
      Other                                              40,777            9,383
      Total - Brazilian Operations                      395,942          108,694

Financial expense
      Interest expense on local currency debt            34,444           26,114
      Interest expense on foreign currency debt          77,191           71,995
      Foreign exchange losses (gains) on debt         (171,333)          (3,724)
      Taxes on financial transactions                    20,999           22,649
      Swap and forward activities                        22,783           25,579
      Other                                              54,100           25,103
      Total - Brazilian Operations                       38,184          167,716

Net financial result - Brazilian Operations             357,758         (59,022)
--------------------------------------------------------------------------------
Net financial result-International Operations            23,421               NA
--------------------------------------------------------------------------------
Total AmBev Consolidated                                381,180               NA
--------------------------------------------------------------------------------
Financial assets were marked to market.
Values may not add to rounding.

In the first quarter of 2003, net financial income for the Brazilian  operations totaled R$357.8 million,  compared to a net financial  expense of R$59.0 million in the same period last year.  The positive  result in the first quarter of 2003 is the  effect of  marking US dollar  securities  to market as the  coupon  fell significantly,  which resulted in a gain of approximately  R$350.0 million.  Net financial  results for  International  operations  reached R$23.4 million in the quarter.

Regarding our capital structure, as widely anticipated, given the closing of the
Quinsa  transaction in January 31st,  2003,  which resulted in a cash outflow of approximately  US$400  million,  our  net  debt  for  the  Brazilian  operations increased  to  R$2,432.0  million in the first  quarter  2003 from the  reported
R$981.8  million in December 31,  2002.  However,  despite this  increase in the company’s indebtedness AmBev continues with a very strong credit profile with as evidenced by its investment grade in local currency.

Considering the Brazilian  operations,  average cost of local currency short and long-term debt was 12.6% and 8.5%,  respectively,  in Reais. Local currency debt remains  composed  principally  of funding from the Brazilian  development  bank
BNDES. Similarly,  our average cost of short and long-term foreign currency debt was 10.6% and 9.7% in  dollar  terms,  respectively.  Foreign  currency  debt is composed principally of the Senior Notes and the Syndicated Loan, both issued in
2001.

--------------------------------------------------------------------------------
Debt Position - Brazilian Operations         Local          Foreign        Total
R$ millions                                 Currency        Currency
--------------------------------------------------------------------------------
Short-Term Debt                              324.6           228.6         553.2
Long-Term Debt                               742.9         2,975.7       3,718.6
Total                                      1,067.5         3,204.3       4,271.8
--------------------------------------------------------------------------------
Cash and Marketable Securities                                           1,839.8
Net Debt                                                                 2,432.0
--------------------------------------------------------------------------------
Values may not add due to rounding.

Consolidated Balance Sheet

Including our  proportional  stake in Quinsa and our  operations in Venezuela to our balance sheet,  consolidated net debt was at R$2.757,2  million in the first quarter 2003.  Short-term  debt reached  R$1,031.0  million and  long-term  debt
reached   R$3,788.0   million.   Annualized  net  debt  to  EBITDA  (using  1Q03
consolidated EBITDA as the base) was at approximately 1.0x time.

--------------------------------------------------------------------------------
Debt Position - AmBev Consolidated        Local          Foreign           Total
R$ millions                              Currency       Currency
--------------------------------------------------------------------------------
Short-Term Debt                           324.6           706.4          1,031.0
Long-Term Debt                            742.9         3,045.1          3,788.0
Total                                    1,067.5        3,751.5          4,819.0
--------------------------------------------------------------------------------
Cash and Marketable Securities                                           2,061.9
Net Debt                                                                 2,757.2
--------------------------------------------------------------------------------

Net Income

Net income for Brazilian  operations  reached  R$467.6  million  versus  R$281.9 million in the first quarter 2003.  Consolidated net income,  which is the basis for the calculation of yearly dividends,  reached R$509.0 million.  Consolidated earnings per ADR (based on total  numbers of shares minus shares not entitled to dividends) were US$0.38 (R$1.34) in the first quarter of 2003.  Consolidated net income was also affected by:

•    Non-Operating Income/Expense

     During  the first  quarter  of 2003,  consolidated  non-operating  expenses amounted to R$16.4 million,  composed primarily of a R$16.3 million loss in the  Brazilian  operations,  related  to losses in the sale of assets and a write-down in the value of obsolete machinery.

•    Income Tax and Social Contribution

     The consolidated  amount provisioned for income tax and social contribution during the quarter was R$252.4  million and it is a consequence  of AmBev’s operating performance and the strong financial gains due to the decrease in the coupon. Income tax for Brazilian operations reached R$246.3 million.

•    Profit Sharing and Contributions

     In the first quarter of 2003,  consolidated  provision for employee  profit sharing  amounted  to  R$11.0  million  and  it is  attributed  to  AmBev’s
     Brazilian  operations.  This is simply a  provision  and it is  related  to expectations that the company will achieve its corporate goals for 2003.

•    Minority Interest

     On a consolidated basis,  minority  shareholders in our subsidiaries shared in gains of R$8.0  million  in the first  quarter  of 2003.  Gains were due principally to the positive performance of our international operations.

RECENT DEVELOPMENTS

Standard and Poor’s Upgrades AmBev’s Local and Foreign Currency Credit Ratings

On April 29, 2003,  Standard and Poor’s (S&P),  citing  improvements in Brazil’s macroeconomic scenario, changed the outlook of Brazilian companies from negative to stable.  AmBev’s  local  currency  rating was upgrade from  BBB-/Negative  to
BBB-/Stable,  and the foreign  currency rating was upgraded from  B+/Negative to
B+/Stable.  On  the  domestic  scale,  the  Company’s  rating  was  upgraded  to
brAA+/Stable.

Minutes of the Regular and Special Shareholder’s Meetings of AmBev

On April 25,  2003,  the regular and special  shareholder’s  meetings  were held cumulatively in the Company’s headquarters.  The shareholders  representing more than two  thirds of the  Company’s  voting  capital  stock,  that  attended  the meetings,  decided 1) in the Regular  Shareholder’s  Meeting: (i) to approve the annual  report  and  the  Administration  accounts,  as  well  as the  financial statements related to the fiscal year ended on December 31, 2002, (ii) to ratify the  destination of the net profit shown in the approved  financial  statements, changing  only the  destination  of the  amount of  R$853,215,871.87  originally accounted  for as a  credit  in the  account  “Reserve  for  Capital  Increase”, destining such value to the account  “Reserve for  Investments”  foreseen in the company’s  bylaws,  as well as to ratify the distribution of results approved by the Board of the Company;  (iii) to ratify the global amount of the compensation paid to the  Company  administrators  in the  year  2002,  as  consigned  in the financial statements, and to determine the global amount of monthly compensation to  the  Company  administrators  for  the  year  2003  (iv)  to  determine  the installation  of the  Statutory  Audit  Committee of the Company for the current year of 2003 and appoint for the  positions of regular  members of the Statutory
Audit  Committee.  2) in the Special  Shareholder’s  Meeting:  (i) to verify the increase of the capital stock of the Company in R$77,347,438.25,  increasing the
capital  stock  to  R$3,123,591,036.77   through  the  issuance  of  259,007,457
preferred  shares  for  private  subscription,  exclusively  to comply  with the provisions of the company’s Stock Option Plan; (ii) to approve the  cancellation of 342,917,288 treasury shares issued by the Company and held in treasury, being
60,049,307 common shares and 282,867,981  preferred shares,  without  decreasing the capital stock; (iii) in light of the determinations decided above, to modify the  caput,  of  Article  5  of  the  company’s  bylaws;  (iv)  to  approve  the consolidation of company’s bylaws, due to the amendment set forth herein before;
(v) to  authorize  the  Company’s  management  to take all  measures  needed  to implement and formalize the decisions approved hereby.

For the  complete  minutes of the  Regular and  special  Shareholder’s  meeting, please visit www.ambev-ir.com.

Renewal of Buyback Program

On April 24, 2003, AmBev announced that its Board of Directors approved on April
23,  2003 the  renewal  of its R$200  million  buyback  program  of  common  and preferred shares announced on January 23, 2003. The program is valid for another period of 90 days in accordance  with CVM  Instruction  10/80.  Starting on that day, for a period of 90 days,  AmBev may  repurchase  up to  239,384,641  common shares and 1,635,896,173  preferred shares.  Between January 23 and April 23 the company acquired 238,995,371 shares totaling R$115 million.

Through the renewal of the share buyback program and, upon  completion,  through the  frequent  issuance  of new  buyback  programs,  AmBev  keeps its  policy of continuously  enhancing  shareholder  value by combining an efficient use of its strong cash flow generation with a wise management of its capital structure,  as evidenced by its investment  grade rating in local currency.  After investing in core activities that increase profits to shareholders,  the Company also remains
committed  in  returning  cash  to  shareholders   through  share  buybacks  and
dividends.  In  2002,  AmBev  repurchased  R$337  million  worth of  shares  and dividends  paid  totaled  R$335  million,  evidencing  the  Company's  long-term strategy of returning excess cash to investors.

The  program  to issue put  options  for each  class of shares of AmBev was also renewed in accordance with CVM  Instructions  290/98 and 291/98,  respecting the limits  set for  the  overall  program.  In  compliance  with  Article  2 of CVM
Instruction  290/98,  the  volume  of put  options  issued  multiplied  by their respective  strike prices may not exceed 30% of the revenue and capital  reserve balance sheet  accounts.  Also,  this amount plus the  aggregate  amount of cash share repurchases is limited to R$200 million. For the more details please visit
www.ambev-ir.com.

CVM Joint Committee’s Final Ruling Regarding Warrants Strike Price

On March 31, 2003, CVM’s Joint Committee  unanimously reversed the understanding of its Legal Counsel,  concluding that AmBev's  understanding is correct in that the Stock Ownership Plan, approved by a Shareholders' Meeting, was irrelevant in determining  the exercise  price of the  warrants.  CVM's Legal  Counsel had not agreed with that  understanding,  justifying the Company's  request to have this matter examined by CVM's Joint Committee,  the highest  decision-making level of the CVM. The request was  accompanied  by several legal  opinions  defending the
Company's  thesis,  including legal opinion of the two co-authors of the project that  originated  Law n.  6,404/76.  After this first ruling,  consulted by some warrant holders,  the CVM’s Joint Committee  decided to reaffirm its decision on
April 17, 2003.

Therefore,  in accordance with the CVM Joint Committee,  “the subscription price of the issuance of new shares  related to the AmBev Stock  Ownership Plan should not be considered to determine the exercise price of the 1996 warrant”.

The full text of the two CVM decisions about this issue are available in English and in Portuguese in our website.

1Q03 EARNINGS CONFERENCE CALL

Date & Time:    Monday, May 12th, 2003
                11:00 am - US Eastern Time
                12:00 pm - São Paulo Time

Numbers:          US/Canada Participants:          (+1 877) 297-4509 (toll free)
              International Participants:          (+1 973) 935-2100
                      Toll Free (Brazil):          (0800) 891-5046 (toll free)
                          Toll Free (UK):          (08000) 689-199 (toll free)
                      Conference Call ID:           AmBev

Statements  contained  in this press  release may contain  information  which is forward-looking and reflects  management's  current view and estimates of future economic circumstances,  industry conditions, company performance, and financial results.  Any  statements,  expectations,  capabilities,  plans and  assumptions contained in this press release that do not describe  historical  facts, such as statements regarding  the declaration or payment of dividends,  the direction of future  operations,  the  implementation  of principal  operating  and financing strategies  and  capital  expenditure  plans,  the  factors or trends  affecting financial condition,  liquidity or results of operations, and the implementation of the measures required under AmBev's  performance  agreement entered into with
the  Brazilian   Antitrust   Authority   (Conselho   Administrativo   de  Defesa
Econômica - CADE) are forward-looking  statements within the meaning of the
U.S. Private  Securities  Litigation  Reform Act of 1995 and involve a number of risks and uncertainties.  There is no guarantee that these results will actually
occur.The  statements  are  based on many  assumptions  and  factors,  including general  economic and market  conditions,  industry  conditions,  and  operating factors.  Any changes in such  assumptions or factors could cause actual results to differ materially from current expectations.

For additional information, please contact the Investor Relations Department:

         Tobias Stingelin                          Alexandre Saddy
         (5511) 2122-1415                         (5511) 2122-1414
        acts@ambev.com.br                         acars@ambev.com.br

                                WWW.AMBEV-IR.COM

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AmBev - Segment Financial Information

                         -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                      AmBev Brazil
                         ------------------------------------------------------------------------------------------------------------------------------------            International                         AmBev
                                   Beer Brazil                      CSD & NANC Brazil                 Other Products               Total AmBev Brazil (1)                Operations (2)                  Consolidated (3)
                               1Q03       1Q02%         1Q03      1Q02%         1Q03       1Q02%        1Q03        1Q02%        1Q03       1Q02%         1Q03        1Q02%
Volumes (000 hl)              14,067     13,345       5,4%      4,572      4,797     -4,7%                                      18,640      18,141       2,7%     4,135      4,190      -1,3%      22,774     22,331       2,0%

R$ million
Net Sales                    1,417.0     1,237.2     14.5%      322.5      280.4     15.0%       37.0       51.7    -28.4%     1,776.6     1,569.3      13.2%     208.6      214.6      -2.8%     1,985.2    1,783.9      11.3%
COGS                         (618.2)     (540.3)     14.4%    (235.1)    (199.3)     17.9%      (20.5)     (30.8)   -33.4%      (873.8)     (770.3)     13.4%    (109.2)    (122.9)    -11.1%     (982.9)    (893.2)      10.0%
Gross Profit                   798.8       696.9     14.6%       87.5       81.1      7.9%       16.5       20.9    -21.0%       902.8       798.9      13.0%      99.5       91.8       8.4%     1,002.2      890.7      12.5%
SG&A                         (341.5)     (360.0)     -5.1%     (75.9)     (76.2)     -0.4%       (0.6)      (6.6)   -91.4%      (417.9)     (442.8)     -5.6%     (85.6)     (83.3)      2.8%      (503.5)   (526.0)      -4.3%
EBIT                           457.3       336.9     35.7%       11.6        4.9    137.2%       16.0       14.3     11.7%       484.9       356.1      36.1%      13.9        8.5      63.3%       498.7      364.6      36.8%
Depr. & Amort.               (123.2)     (132.0)     -6.7%     (29.1)     (16.4)     77.1%        0.0       (5.0)  -100.0%      (152.3)     (153.4)     -0.7%     (26.1)     (19.2)     35.9%      (178.4)   (172.5)       3.4%
EBITDA                         580.5       468.9     23.8%       40.7       21.3     90.9%       16.0       19.2    -17.0%       637.2       509.5      25.1%      39.9       27.7      44.3%       677.1      537.2      26.1%
% of Total EBITDA              85.7%       87.3%                 6.0%       4.0%                 2.4%       3.6%                 94.1%       94.8%                 5.9%       5.2%

% of Net Sales
Net Sales                     100.0%      100.0%               100.0%     100.0%                100.0%     100.0%                100.0%      100.0%               100.0%     100.0%                 100.0%     100.0%
COGS                          -43.6%      -43.7%               -72.9%     -71.1%                -55.3%     -59.5%                -49.2%      -49.1%               -52.3%     -57.3%                 -49.5%     -50.1%
Gross Profit                   56.4%       56.3%                27.1%      28.9%                 44.7%      40.5%                 50.8%       50.9%                47.7%      42.7%                  50.5%      49.9%
SG&A                          -24.1%      -29.1%               -23.5%     -27.2%                 -1.5%     -12.9%                -23.5%      -28.2%               -41.0%     -38.8%                 -25.4%     -29.5%
EBIT                           32.3%       27.2%                 3.6%       1.7%                 43.1%      27.6%                 27.3%       22.7%                 6.7%       4.0%                  25.1%      20.4%
Depr. & Amort.                 -8.7%      -10.7%                -9.0%      -5.9%                  0.0%      -9.6%                 -8.6%       -9.8%               -12.5%      -8.9%                  -9.0%      -9.7%
EBITDA                         41.0%       37.9%                12.6%       7.6%                 43.1%      37.2%                 35.9%       32.5%                19.1%      12.9%                  34.1%      30.1%

Per Hectoliter (R$/hl)
Net Sales                      100.7        92.7      8.7%      70.5        58.5     20.7%                                        95.3        86.5      10.2%     106.1      104.3       1.7%        96.3       88.3       9.1%
COGS                          (43.9)      (40.5)      8.6%     (51.4)     (41.6)     23.7%                                       (46.9)      (42.5)     10.4%     (55.5)     (59.7)     -7.1%       (47.7)     (44.2)      7.9%
Gross Profit                    56.8        52.2      8.7%      19.1        16.9     13.2%                                        48.4        44.0      10.0%      50.6       44.6      13.4%        48.6       44.1      10.3%
SG&A                          (24.3)      (27.0)    -10.0%     (16.6)     (15.9)      4.5%                                       (22.4)      (24.4)     -8.1%     (43.5)     (40.5)      7.5%       (24.4)     (26.0)     -6.2%
EBIT                            32.5        25.2     28.8%        2.5        1.0    148.9%                                        26.0        19.6      32.5%       7.1        4.1      70.8%        24.2       18.1      34.1%
Depr. & Amort.                 (8.8)       (9.9)    -11.5%      (6.4)      (3.4)     85.8%                                        (8.2)       (8.5)     -3.4%     (13.3)      (9.3)     42.1%        (8.7)      (8.5)      1.3%
EBITDA                          41.3        35.1     17.4%        8.9        4.4    100.3%                                        34.2        28.1      21.7%      20.3       13.5      50.9%        32.9       26.6      23.6%
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Note:  volumes  shown  above  refer  to  total  sales  volumes,   not  only  our
proportional  consolidation.  However,  in order to  calculate  per HL  figures, proportional volumes were used in order to assure consistency.

(1)  Figures  for AmBev  Brazil are pro forma for 1Q02 and 1Q03,  and consist of
     Brazilian Beer, CSD & Nanc and Others segments.

(2)  Figures for International  Operations consist of the following: 2 months of
     Quinsa  (inc.  Southco),  1 month of  Southco  and 3 months  of  Venezuela.
     Numbers for 1Q02 are pro forma.

(3)  Figures  for AmBev  Consolidated  consist of AmBev  Brazil +  International
     Operations. Figures for 1Q02 are pro forma.

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CONSOLIDATED INCOME STATEMENT
                                         ------------------------------------------------------------------------------------------------
                                                             AmBev Brazil                                      AmBev Consolidated
                                         ------------------------------------------------------------------------------------------------

Corporate Law                               Pro Forma          Pro Forma           %               1Q03             Pro Forma          %
R$ 000                                        1Q03               1Q02                                                 1Q02

Net Sales                                  1,776,569          1,569,250          13.2%          1,985,193           1,783,899        11.3%
Cost of Goods Sold                          (873,788)         (770,342)          13.4%          (982,946)           (893,236)        10.0%
Gross Profit                                  902,781           798,907          13.0%          1,002,246             890,662        12.5%
Gross Margin (%)                                50.8%             50.9%                             50.5%               49.9%

   Selling Expenses                         (122,242)         (182,625)         -33,1%          (166,811)           (229,916)       -27.4%
      % of sales                                 6.9%             11.6%                              8.4%               12.9%
   Direct Distribution Expenses             (131,367)         (112,012)          17.3%          (142,989)           (123,583)        15.7%
      % of sales                                 7.4%              7.1%                              7.2%                6.9%
   General & Administrative                  (81,575)          (85,400)          -4.5%           (98,997)           (102,088)        -3.0%
      % of sales                                 4.6%              5.4%                              5.0%                5.7%
   Depreciation & Amortization               (82,737)          (62,727)          31.9%           (94,708)            (70,432)        34.5%
Total SG&A                                  (417,921)         (442,764)          -5.6%          (503,507)           (526,019)        -4.3%
      % of sales                                23.5%             28.2%                                                 29.5%

EBIT                                          484,860           356,144          36.1%            498,740             364,643        36.8%
      % of sales                                27.3%             22.7%                             25.1%               20.4%

Provisions, Net                              (18,305)          (40,031)         -54.3%           (26,005)
Other Operating (Expense)                    (77,015)             (904)        8420.9%           (55,273)
Equity Income                                       0                 0           n.m.            (1,824)
   Interest Expense                          (38,184)         (167,716)         -77.2%           (49,985)
   Interest Income                            395,942           108,694         264.3%            431,165
Net Interest Income (Expense)                 357,758          (59,022)           n.m.            381,180
Non-Operating Income (Expense)               (16,312)           (4,216)         287.0%           (16,420)
Income Before Taxes                           730,985           251,971         190.1%            780,397
Provision for Income Tax/Social Contrib,    (246,285)            32,436           n.m.          (252,376)
Profit Sharing & Bonuses                     (11,031)          (24,969)         -55.8%           (11,031)
Minority Interest                             (6,114)            22,419           n.m.            (8,028)

Net Income                                    467,556           281,857          65.9%            508,962
      % of sales                                26.3%             18.0%                             25.6%

Depreciation and Amortization                 152,315           153,352          -0.7%            178,378             172,529         3.4%
EBITDA                                        637,175           509,496          25.1%            677,118             537,172        26.1%
      % of sales                                35.9%             32.5%                             34.1%               30.1%
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Notes: Figures for AmBev Brazil are pro forma for 1Q02 and 1Q03,  and consist of
       Brazilian Beer, CSD & Nanc and Others segments.

       Figures  for AmBev  Consolidated consist of AmBev  Brazil + International
       Operations, and are pro forma for 1Q02.

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CONSOLIDATED BALANCE SHEET
                                        ----------------------------------------
                                                AmBev Brazil            AmBev
Corporate Law                              Pro Forma     Pro Forma  Consolidated
R$000                                      Dec_2002       Mar_2003    Mar_2003
                                        ----------------------------------------

ASSETS
Cash                                       2,763,836     1,379,797     1,601,911
Marketable Securities                        732,322       459,971       459,971
Accounts Receivable                          640,538       341,350       395,919
Inventory                                    814,401       828,446       952,790
Recoverable Taxes                            395,323       498,229       513,415
Prepaid Expenses                              38,001        56,801        66,830
Other                                         67,962       203,875       224,582
                                        ----------------------------------------
Total Current Assets                       5,452,383     3,768,470     4,215,419

Recoverable Taxes                          1,896,006     1,843,632     1,906,414
Receivable from Employees/Financed Shares    324,053       342,824       342,824
Deposits/Other                               481,802       556,757       582,537
                                        ----------------------------------------
Total Long-Term Assets                     2,701,861     2,743,212     2,831,775

Investments                                  636,975     2,304,507     1,856,908
Property, Plant & Equipment                2,943,504     2,860,499     3,691,412
Deferred                                     104,364        74,793       110,333
                                        ----------------------------------------
Total Permanent Assets                     3,684,842     5,239,799     5,658,654

                                        ----------------------------------------
TOTAL ASSETS                              11,839,086    11,751,481    12,705,848
                                        ========================================

LIABILITIES
Short-Term Debt                              523,419       553,155     1,031,007
Accounts Payable                             722,843       525,364       655,548
Sales & Other Taxes Payable                  597,073       414,027       424,225
Dividend Payable                             345,641       118,888       119,399
Salaries & Profit Sharing Payable            189,744        88,076        91,522
Income Tax, Social Contribution, & Other      71,298       189,142       234,102
Other                                        169,262       171,153       183,013
                                        ----------------------------------------
Total Current Liabiliites                  2,619,281     2,059,806     2,738,815

Long-Term Debt                             3,842,947     3,718,616     3,788,041
Income Tax & Social Contribution              22,629        22,453        25,308
Deferred Sales Tax (ICMS)                    306,892       291,770       291,770
Provision for Contingencies                1,008,066     1,006,946     1,097,104
Pension Funds Provision                       53,428        52,335        52,335
Other                                       (48,960)        13,711        30,177
                                        ----------------------------------------
Total Long-Term Liabilities                5,185,002     5,105,832     5,284,735

TOTAL LIABILITIES                          7,804,283     7,165,638     8,023,551

MINORITY INTEREST                             79,143        85,465       128,360

Paid in Capital                            2,782,572     3,039,493     3,046,244
Reserves and Treasury shares               1,042,847     1,091,400     1,107,426
Retained Earnings                            130,241       369,485       400,267
                                        ----------------------------------------
SHAREHOLDERS' EQUITY                       3,955,660     4,500,378     4,553,937

                                        ----------------------------------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY  11,839,086    11,751,481    12,705,848
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Notes: Figures for AmBev Brazil are pro forma for 1Q02 and 1Q03,  and consist of
       Brazilian Beer, CSD & Nanc and Others segments.

       Figures for AmBev  Consolidated  consist of AmBev  Brazil + International
       Operations

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CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                    ------------
                                                                        AmBev
                                                                    Consolidated
R$ 000                                                                  1Q03
--------------------------------------------------------------------------------
Cash Flows from Operating Activities
 Net income                                                              508,962
 Adjustments to reconcile net income
  to cash provided by operating activities
   Non-cash Expenses (Income)
    Depreciation and amortization                                        178,379
    Contingencies and liabilites associated with
     tax disputes, including interest                                     26,005
    Financial charges on contingencies                                    11,395
    (Gain) loss on disposal of PP&E, net                                   9,621
    Financial charges on stock option plan                              (26,139)
    Financial charges on taxes and contributions                        (12,533)
    Equity income                                                          1,824
    Financial charges on long-term debt                                 (45,598)
    Provision for losses in inventory and other assets                    13,444
    Deferred income tax (benefit) expense                                 45,319
    Foreign exchange holding effect on assets abroad                       7,674
    Unrealized gains (losses) on derivatives transactions               (31,822)
    Gains on participation on related companies                            4,775
    Amortization of goodwill                                              71,304

    Minority interest                                                      8,028
 (Increase) decrease in assets
   Trade accounts receivable                                             310,111
   Sales taxes recoverable                                              (64,032)
   Inventories                                                          (30,177)
   Prepaid expenses
   Receivables and other                                               (134,447)
 (Decrease) increase in liabilites
   Suppliers                                                           (197,356)
   Payroll, profit sharing and related charges                         (100,889)
   Income tax, social contribution, and other taxes payable             (54,112)
   Cash used for contingencies and legal proceedings                     (3,571)
   Other                                                                (80,584)
                                                                    ------------

Net Cash Provided by Operating Activities                                415,581

Cash Flows from Investing Activites
   Proceeds on disposal of property, plant and equipment                   7,599
   Marketable securities withdrawn                                       346,578
   Restricted deposits for legal proceedings
   Investments in afffiliated companies                              (1,382,304)
   Property, plant and equipment                                       (162,404)
   Payment for deferred asset                                           (14,307)
                                                                    ------------

Net Cash Provided (Used) in Investing Activities                     (1,204,838)

Cash Flows from Financing Activites
   Advances to employees for purchase of shares                           34,762
   Dividends, interest distribution and capital decrease paid          (335,024)
   Repurchase of shares in treasury                                     (47,459)
   Increase in debt                                                      133,485
   Payment of debt                                                     (197,950)
   Increase in paid-in capital                                             2,023
                                                                    ------------

Net Cash Provided (Used) in Financing Activities                       (410,163)

Forex variations and unrealized gain on cash equivalents,
   marketable securities and swaps                                        31,822

Subtotal                                                             (1,167,598)
--------------------------------------------------------------------------------

Cash and cash equivalents, beginning of period                         2,769,509
Cash and cash equivalents, end of period                               1,601,911
Net increase in cash and cash equivalents                            (1,167,598)
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Note:  Figures for AmBev  Consolidated  consist of AmBev Brazil +  International
Operations,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.